VIA EDGAR

February 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric McPhee

Isaac Esquivel

Stacie Gorman

Pam Long

Re: Texas Ventures Acquisition III Corp

Amendment No 1. to Draft Registration Statement on Form S-1

Submitted January 17, 2025

CIK No. 0002033991

Ladies and Gentlemen:

Texas Ventures Acquisition III Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 31, 2024, relating to the Amendment No.1 to Draft Registration Statement on Form S-1, filed by the Company with the Commission on January 17, 2025. This letter will be filed concurrently with the filing of the Registration Statement (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No.1 to Draft Registrant Statement on Form S-1

Cover page

1.	We note your disclosure on page 27 that the private placement warrants held by the non-managing sponsor investors will be exchangeable for Class A shares at one-half the market price pf the Class A shares. Please revise to clarify how this is consistent with the term that such warrants are exercisable for $11.50 per share. Explain why non-managing sponsor investor would choose to exchange its warrants in this way versus exercising the warrant, and discuss the impact on public investors. Please also revise your cover page to disclose the exchange terms, and explain whether the private placement warrants retained by the sponsor and others also include this provision. If so, discuss any additional conflicts of interest and address the extent to which the issuance of Class A shares in exchange for private warrants may result in a material dilution of the purchasers’ equity interests

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on cover page, pages 27, 28, 42, 160, 175, and F-17 of the Registration Statement.

2.	Please revise disclosure here and under “Sponsor Information” on page 14, and elsewhere that similar disclosure appears, to address whether conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests, as requested in prior comments 2 and 5.

Response: The Company respectfully advises the Staff that such disclosures were included in the Amendment No.1 to Draft Registration Statement on Form S-1 on cover page and pages 14, 101 and 121 that similar disclosure appears.

Conflict of Interests, page 41

3.

We note your response to prior comment 8, including disclosure that your sponsor and officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. You state that you believe conflicts are mitigated "by the differing nature of the acquisition targets those other special purpose acquisition companies typically consider most attractive and the types of acquisitions we expect to find most attractive," suggesting that your sponsor, officers and directors are involved in other SPACs that are currently seeking targets. Please clarify whether this is the case, and if so, how opportunities to acquire targets will be allocated among SPACs. If they are not currently involved in other SPACs seeking targets, please revise to remove the implication that they are and disclose how you intend to allocate opportunities among

Texas Ventures and any new SPACs.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on page 12, 42, 119, 124, and 155 of the Registration Statement.

Management, page 112

4.	We note your response to prior comment 14 and reissue in part. Please clarify whether any of the other entities listed in the prior experience or affiliated companies of your officers and directors are or were acquisition companies and provide disclosure required by Item 1603(a)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that among the entities listed in the prior experience or affiliated companies of its officers and directors, only Industrial Tech Acquisitions II, Inc. (Nasdaq: ITAQ) and Industrial Tech Acquisitions, Inc. (Nasdaq: ITAC) was an acquisition company, as disclosed on pages 4-5, 112-114, and 147-148 of the Amendment No.1 to Draft Registration Statement on Form S-1. The Company’s officers and directors are not currently involved in other special purpose acquisition companies.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard I. Anslow at ranslow@egsllp.com and Lijia Sanchez at lsanchez@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,
Texas Ventures Acquisition III Corp

/s/ E. Scott Crist
E. Scott Crist, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP